Mail Stop 3561

December 8, 2005

Mr. James J. Piro
Chief Financial Officer
Portland General Electric Company.
121 SW Salmon Street,
Portland, Oregon 97204

RE: Portland General Electric Company
    Form 10-K for Fiscal Year Ended December 31, 2004
    Filed March 11, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
    File No. 1-5532-99

Dear Mr. Piro:

We have completed our review of your Form 10-K and related filings
and have no further comments at this time.

        Sincerely,

Jim Allegretto
        Senior Assistant Chief
Accountant

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